Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

Via EDGAR

September 5, 2024

Pearlyne Paulemon
Pam Long
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Amendment No. 8 to Registration Statement on Form S-1 Filed August 23, 2024 File No. 333-269932

Dear Ms. Paulemon and Ms. Long:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment provided telephonically to me by Ms. Paulemon on September 4, 2024 (the “Comment”) regarding the Company’s Amendment No. 8 to the Registration Statement on Form S-1 (the “Registration Statement”) filed August 23, 2024. Concurrent herewith, we are filing Amendment No. 9 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 9”). For ease of reference, we have reproduced the comment below in bold with our responses following the comments.

Form S-1/A filed on August 23, 2024

1.	We note that the notes to the financial statements include Risk Factors under the heading “Risks and Uncertainties.” Please tell us what consideration has been given to including these in the “Risk Factors” section.

RESPONSE: In response to the Staff’s comment, the Company has reviewed the referenced disclosure and determined that the only risk included in that section that was not otherwise included in the Risk Factors, was a discussion of the potential impact of the situations in Ukraine and the Middle East. The Company has added a new Risk Factor on page 34 entitled “Our search for an initial business combination, and any target business with which we may ultimately consummate an initial business combination, may be materially adversely affected by current global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the conflict in the Middle East and Southwest Asia.” to discuss this risk.

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Please call Alex Weniger-Auraujo at (212) 407-4063 or me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

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